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                                UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)*




                            CHART INDUSTRIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, $0.01 Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 16115Q 10 0
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13G

 CUSIP NO. 16115Q-10-0                                                                 PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Charles S. Holmes                                                                                 |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |    Not Applicable                                                                       (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |   United States                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,215,605                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  0                                                              |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  1,215,605                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |   37,300                                                        |
|---------------------------------------------------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |   1,252,905                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |            Not Applicable                                                                    ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |  12.3%                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |       IN                                                                                          |
-----------------------------------------------------------------------------------------------------------

                             CHART INDUSTRIES, INC.
                             ----------------------

                        Schedule 13G of Charles S. Holmes

ITEM 1(a).   NAME OF ISSUER:

                    Chart Industries, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  35555 Curtis Boulevard, Eastlake, Ohio 44095.

ITEM 2(a).   NAME OF PERSON FILING:

                       Charles S. Holmes

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
             RESIDENCE:

                  117 Whites Lane, Southampton, New York 11968.

ITEM 2(c).   CITIZENSHIP:

                  United States.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value.

ITEM 2(e).   CUSIP NUMBER:

                  16115Q 10 0

ITEM 3.

                  Not Applicable.

                                Page 3 of 5 pages

ITEM 4.      OWNERSHIP.

     (a)       1,252,905 shares of Common Stock
     (b)       12.3%
     (c)
             (i)      1,215,605
             (ii)     Not Applicable
            (iii)     1,215,605
             (iv)     37,300

                  NOTE: Charles S. Holmes and his brother, Arthur S. Holmes, have entered into a Cross Purchase Agreement, whereby each has granted the other the right to purchase all or a portion of his then outstanding shares of Common Stock of the Company upon death. The purchase price for such shares will be the higher of the then current market price for the Common Stock or a price determined by appraisal. As of December 31, 1996, Arthur S. Holmes beneficially owned 3,540,718 shares of Common Stock.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON.

                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13G.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP.

                 Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.


                                Page 4 of 5 pages

ITEM 10.     CERTIFICATION.

             Not Applicable.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 1997
------------------------------
Date

/s/ Charles S. Holmes
------------------------------
Signature


Charles S. Holmes
------------------------------
Name



                                Page 5 of 5 pages